October 26, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tasker Products Corp.
Registration Statement on Form S-1
File No. 333-133549

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, Tasker Products Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1  (File No. 333-133549) under said Act, so that the same will be declared effective on October 27, 2006 at 4:30 p.m., Washington, D.C. time, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Stathis Kouninis
Stathis Kouninis
Chief Financial Officer

cc: Andrew Schoeffler

October 26, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                   Tasker Products Corp.
Registration Statement on Form S-1
File No. 333-133549

Attention:      Andrew Schoeffler

Dear Mr. Schoeffler:

Tasker Products Corp. (the “Company”) acknowledges that:

•                  should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form S-1 [File No. 333-133549] (the “filing”) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Joseph Schmitt at 212-768-6983 or, in his absence, Sharon Mauer at 212-398-8328.

Sincerely,

/s/ Stathis Kouninis
Stathis Kouninis
Chief Financial Officer